[redacted]

13013708

SEC Mail Processing Section
MAR 01 2013
Washington DC
404

*AB 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12123

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Allen & Company LLC**
(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 Fifth Avenue
(No. and street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim M. Wieland — **212-832-8000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD
3/11/13

ALLEN & COMPANY LLC

TABLE OF CONTENTS

This ** report contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Kim M. Wieland, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Allen & Company LLC and subsidiary (the "Company"), a wholly owned subsidiary of Allen Operations LLC, as of and for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Feb 28, 2013

Kim M. Wieland Date
Chief Financial Officer

Subscribed and Sworn to before me
on this 28 day of February 2013

TERENCE C. McCARTHY
NOTARY PUBLIC, State of New York
No. 01MC4767198
Qualified in New York County
Commission Expires Sept. 30, 2014

ALLEN & COMPANY LLC
(A Wholly Owned Subsidiary of Allen Operations LLC)

(S.E.C. I.D. No. 8-12123)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) of the
Securities Exchange Act of 1934
as a **PUBLIC** Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Allen & Company LLC:

We have audited the accompanying consolidated statement of financial condition of Allen & Company LLC and subsidiary (the "Company") as of December 31, 2012, and the related notes (the "financial statement") that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of the consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Allen & Company LLC and subsidiary as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2013

ALLEN & COMPANY LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012
(In thousands)

ASSETS	
Cash	$ 12,883
Investments — at fair value	250,552
Investment banking fees receivable	12,252
Receivables from clearing organization	403
Receivable from broker	521
Fixed assets — net of accumulated depreciation of $4,384	1,727
Receivables from affiliates	2,629
Other assets	4,788
TOTAL ASSETS	$ 285,755
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Commissions payable	$ 10,766
Post-retirement benefits payable	42,393
Payables to affiliates	13,620
Other liabilities	6,839
Total liabilities	73,618
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	235,552
ACCUMULATED OTHER COMPREHENSIVE LOSS	(23,417)
Total member's equity attributable to Allen & Company LLC	212,135
NON-CONTROLLING INTERESTS	2
Total member's equity	212,137
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 285,755

See notes to consolidated statement of financial condition.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation — Allen & Company LLC (the "Company"), a wholly-owned subsidiary of Allen Operations LLC ("Member") was founded and commenced operations on September 1, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. As of October 20, 2011, the Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934. Services provided by the Company include investment banking, trading, and securities brokerage activities. The Company uses Pershing LLC for its clearing operations.

On June 30, 2008, Allen & Company Advisors Limited ("ACAL"), a wholly-owned subsidiary of the Company was incorporated as a private limited company in England and Wales to facilitate the Company's investment banking business outside of the United States. On March 1, 2011, substantially all of the net assets of ACAL were contributed to a majority-owned subsidiary of ACAL, Allen & Company Advisors LLP ("AALLP"). AALLP was formed as a Limited Liability Partnership in England and Wales to succeed ACAL as the entity facilitating the Company's investment banking business outside the United States. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Consolidated Statement of Financial Condition — The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America, which includes prevailing industry practices, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition, particularly in the valuation of not readily marketable securities and post-retirement benefits, as well as reported amounts of revenue and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this consolidated financial statement.

Principal Transactions — Transactions in securities are recorded on a trade-date basis.

Receivables from Clearing Organization — These receivables represent funds on deposit with the clearing organization, as well as net payables and receivables from unsettled trades. Due to their short-term nature, their carrying amount approximates fair value.

Commission Income — Commissions and related clearing expenses are recorded on a settlement-date basis, the effect of which is not materially different from a trade-date basis. Commission income also includes commissions earned by the Company for providing research services to its customers.

Investment Banking Fees — Fees for mergers and acquisition and strategic advisory services are recorded when earned, which is generally the date the related transactions are consummated. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle has been completed and the amount of the underwriting revenue is estimable.

Commissions Payable — Commissions payable represents compensation due to revenue producing employees.

Fixed Assets — Fixed assets consist of leasehold improvements, furniture, fixtures and equipment, and computer hardware and software, and are recorded at cost less accumulated depreciation. Depreciation is calculated using the straight line method over the assets' estimated useful economic lives, which for leasehold improvements is the lesser of the lease terms or the life of the asset, and three to seven years for other fixed assets.

Non-Controlling Interest — ACAL holds a controlling interest in AALLP. The minority owners of AALLP have a non-controlling interest in AALLP, which is classified in permanent equity.

Investment Banking Fees Receivable — Investment banking fees receivable consists of advisory service and underwriting fees earned by the Company. Due to their short-term nature, their carrying amount approximates fair value.

Receivable From Broker — Receivable from broker represents cash held at a reputable brokerage firm. Due to their short-term nature, their carrying amount approximates fair value.

Recent Accounting Pronouncements — In January 2012, the Company adopted the amended fair value measurement guidance issued by the Financial Accounting Standards Board (the "FASB"), which the FASB stated was designed to achieve common fair value measurement and disclosure requirements between U.S. GAAP and International Financial Reporting Standards ("IFRS"). Although many of the changes for U.S. GAAP purposes are clarifications of existing guidance or wording changes to align with IFRS, additional disclosures about fair value measurements are required, including a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, a description of our valuation processes and additional information about unobservable inputs impacting Level 3 measurements. We have reflected the new disclosures in our consolidated statement of financial condition. The adoption of this guidance did not have a material impact on our consolidated statement of financial condition.

In January 2012, the Company adopted the FASB's amended guidance regarding the presentation of comprehensive income, which the FASB stated was designed to improve comparability, consistency and transparency. The amendment required that all changes in comprehensive income be presented either in (i) a single continuous statement of comprehensive income or in (ii) two separate but consecutive statements. The adoption of this new guidance did not have a material effect on the Company's consolidated statement of financial condition. The Company elected to present items of net income and other comprehensive income in one continuous statement.

In December 2011, the FASB issued Disclosures about Offsetting Assets and Liabilities. The update requires new disclosures regarding balance sheet offsetting and related arrangements. For derivatives and financial assets and liabilities, the amendments require disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. The guidance is effective for annual reporting periods beginning on or after January 1, 2013 and is to be applied retrospectively. This guidance does not amend the existing guidance on when it is appropriate to offset; as a result, this guidance will not affect our consolidated statement of financial condition.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Accounting Standard Board ("FASB") Accounting Standard Codification ("ASC") No. 820, *Fair Value Measurements,* provides a framework for measuring fair value. The standard requires the Company to provide expanded information about the assets and liabilities measured at fair value and the potential effect of these fair valuations on the Company's financial performance. ASC 820 does not expand the use of fair value in any new circumstances, but provides clarification on acceptable fair valuation methods and applications.

ASC 820 also provides general clarification guidance on determining fair value when markets are inactive and expands the disclosure requirements to include major categories of equity and debt investments within each of the three levels of fair value hierarchy described below.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — Valuations are based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis;

Level 2 — Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term in the financial instrument;

Level 3 — Valuations are based upon prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement. Such inputs reflect assumptions that the reporting entity believes would be used in valuing the asset or liability but that are unobservable.

As required by ASC 820, the level within which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company reviews its fair value hierarchy periodically and changes in the observability of valuation inputs and in the significance of valuation inputs may result in a reclassification between fair value hierarchy level categories. Any reclassifications are treated as if they occurred at the end of the reporting period.

The following tables present the Company's financial instruments that are carried at fair value as of December 31, 2012.

	Assets at Fair Value			
Type of Instrument	**Level 1**	**Level 2**	**Level 3**	**Total**
Money Market Funds	$ 119,000	$ -	$ -	$ 119,000
Equities	65,985	-	-	65,985
Equities (1)	-	-	28,111	28,111
Debt Securities (1)	-	-	1,829	1,829
Warrants (2)	-	915	4,114	5,029
Limited Partnership Investments (3)	-	5,063	7,625	12,688
Limited Liability Companies (1)	-	-	17,910	17,910
Total Investments - at fair value	$ 184,985	$ 5,978	$ 59,589	$ 250,552

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded on over the counter markets and listed securities for which no sale was reported on the last business day are valued at the last reported bid price. Greater use of management judgment is required in determining fair value when the volume or level of trading activity for a financial instrument has decreased and when certain factors suggest that observed transactions may not be reflective of orderly market transactions. Judgment must be applied in determining the appropriateness of available prices, particularly in assessing whether available data reflects current prices and/or reflects the results of recent market transactions. Prices or quotes are weighed when estimating fair value with greater reliability placed on information from transactions that are considered to be representative of orderly market transactions..

(1) Non exchange traded equity and debt securities and limited liability company interests are measured using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., enterprise value/EBITDA, enterprise value/revenue), precedent transactions for similar companies, discounted cash flow analyses, probability-weighted expected return analyses and transaction prices observed for subsequent financing or capital issuance by the company. Accordingly, these financial assets are reported as Level 3.

(2) The value of warrants, where the underlying security is traded on a national securities exchange, is based upon the value of the stated market price of the underlying security in excess of the exercise price of the warrant. These warrants are generally classified within Level 2 of the fair value hierarchy. The Company determined that the fair value of the warrants held were derived using an options pricing model such as a Black-Scholes model is not materially different than that of the fair value methodology currently utilized. Non-exchange traded warrants are measured using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., enterprise value/EBITDA, enterprise value/revenue), precedent transactions for similar companies, discounted cash flow analyses, probability-weighted expected return analyses and transaction prices observed for subsequent financing or capital issuance by the company. Accordingly, these financial assets are reported as Level 3.

(3) Investments in limited partnerships, are measured at fair value based on the net asset value ("NAV") of the funds provided by the fund managers or its equivalent and are categorized within Level 2 or Level 3 of the fair value hierarchy. The investment in limited partnership included as Level 2 is an investment in a hedge fund that invests in both long and short positions primarily in U.S. equities and the Company's investment is redeemable quarterly with 65 days prior written notice. Investments in limited partnerships included as investments within Level 3 are private equity funds, each with various investing strategies. Withdrawals are not permitted in this category. Distributions will be received as the underlying investments are liquidated.

The valuation process involved in Level 3 investments measurements is completed on an ongoing basis and is designed to subject the valuation of Level 3 investments to an appropriate level of consistency, oversight and review. For assets classified as Level 3, various techniques as described above, are utilized by the corporate finance group to complete the valuations. All valuation changes are subject to approval by the Company's Chief Financial Officer.

The following table displays valuation techniques and the range and weighted average of significant unobservable inputs for our Level 3 assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Fair Value Measurements as of December 31, 2012

	Fair Value	Valuation Technique	Unobservable Inputs	Range	Weighted Average
Investments at Fair Value:					
Equities / LLC Member Units	$ 45,760	Discounted Cash Flow	Discount Rate (%)	20 - 55	34.2
			Terminal EBITDA Multiple (x)	3 - 20	11.1
			Terminal Revenue Multiple (x)	.5 - 8	3.7
			Peer 2020 Revenue Growth (%)	-2.8 - 46.7	28.3
			Peer 2020 EBITDA Margin (%)	5.4 - 37.6	23.4
		Public Comparable Method	EV / LTM Revenue (x)	.3 - 6.6	3.6
			EV / Fwd. Revenue (x)	.3 - 5.6	3
			EV / LTM EBITDA (x)	2.5 - 20.1	11.5
			EV / Fwd. EBITDA (x)	2.4 - 16.4	10.3
		Precedent Transaction Method	EV / LTM Revenue (x)	.5 - 9.9	4.6
			EV / Fwd. Revenue (x)	.3 - 8.2	4.3
			EV / LTM EBITDA (x)	5.8 - 32.2	16.5
			EV / Fwd. EBITDA (x)	5 - 23.1	13.9
		Probability-Weighted Expected Return Method	Exit Scenarios (%)	5 - 85	35.1

	Fair Value	Valuation Technique	Unobservable Inputs	Range	Weighted Average
Warrants	$ 4,114	Discounted Cash Flow	Discount Rate (%)	25 - 40	36
			Terminal EBITDA Multiple (x)	6 - 13	8.4
			Terminal Revenue Multiple (x)	.5 - 4.5	2.1
			Peer 2020 Revenue Growth (%)	-.5 - 38.9	18.3
			Peer 2020 EBITDA Margin (%)	4.8 - 39.6	16.2
		Public Comparable Method	EV / LTM Revenue (x)	.3 - 4.6	2.3
			EV / Fwd. Revenue (x)	.3 - 4.3	2
			EV / LTM EBITDA (x)	6.4 - 13.5	8.9
			EV / Fwd. EBITDA (x)	4.6 - 10.1	8
		Precedent Transaction Method	EV / LTM Revenue (x)	1.4 - 9.9	3.8
			EV / Fwd. Revenue (x)	1.3 - 8.2	3.1
			EV / LTM EBITDA (x)	10.1 - 32.2	17.8
			EV / Fwd. EBITDA (x)	9.1 - 20.1	12.6
		Probability-Weighted Expected Return Method	Exit Scenarios (%)	5 - 85	47.7
Debt	$ 1,829	Discounted Cash Flow	Discount Rate (%)	25 - 55	35.4
			Terminal EBITDA Multiple (x)	7 - 10	8.0
			Terminal Revenue Multiple (x)	1 - 4.5	1.6
			Peer 2020 Revenue Growth (%)	4.4 - 16.5	11.2
			Peer 2020 EBITDA Margin (%)	10 - 39.6	23.9
		Public Comparable Method	EV / LTM Revenue (x)	1.2 - 4.6	1.8
			EV / Fwd. Revenue (x)	1.1 - 4.3	1.6
			EV / LTM EBITDA (x)	7.5 - 10.2	8.4
			EV / Fwd. EBITDA (x)	6.1 - 8.6	7.0
		Precedent Transaction Method	EV / LTM Revenue (x)	1.5 - 6.1	3.3
			EV / Fwd. Revenue (x)	1.5 - 4.6	4.1
			EV / LTM EBITDA (x)	13.6 - 23.8	16.1
			EV / Fwd. EBITDA (x)	10.4 - 16.1	14.9
		Probability-Weighted Expected Return Method	Exit Scenarios (%)	33.3 - 33.3	33.3

EBITDA is defined as earnings before interest taxes depreciation and amortization.
EV is defined as enterprise value.
LTM is defined as last twelve months.

3. EMPLOYEE BENEFIT PLANS

The Company participates with Allen & Company Incorporated ("ACI"), a member of Allen Operations LLC, and J Bar 9 LLC ("JBar9"), a related entity, in a qualified, noncontributory defined benefit pension plan (the "Plan") that provides retirement benefits to the majority of its eligible employees on the basis of

years of service and compensation level during the last ten years of employment. The Company's policy is to fund the minimum level required under the Employee Retirement Income Security Act of 1974 ("ERISA"), to the extent the contributions will be tax deductible.

The Plan's investment policy is to provide a long-term investment return greater than the actuarial assumptions, maximize investment return commensurate with appropriate levels of risk, and comply with the ERISA by investing the funds in a manner consistent with ERISA's fiduciary standards.

The Company also participates with ACI and JBar9 in an unfunded contributory defined benefit retiree medical benefits plan that provides medical benefits to eligible employees who retire directly from the Company after age 55 with more than ten years of service. The Company pays for benefits under this plan on a pay-as-you-go basis.

Effective January 1, 2009, the Company modified the pension and postretirement medical benefits plans, thereby, preventing all employees hired or re-hired on or after January 1, 2009, from participating in either plan.

The plans' benefit obligation, fair value of plan assets and the net periodic benefit cost relating to the Company recognized for the year ended December 31, 2012, and the Company's funded status as of December 31, 2012, are as follows:

	Pension Benefits	Medical Benefits
Benefit obligation	$ 56,834	$ 17,943
Fair value of plan assets	32,384	-
Unfunded status	$ (24,450)	$ (17,943)
Benefit cost	$ 2,259	$ 1,754
Employer contributions	2,188	62
Participant contributions	-	26
Benefits paid	(478)	(106)

Amounts recognized in the consolidated statement of financial condition consist of the following:

	Pension Benefits	Medical Benefits
Post-retirement benefits payable	$ (24,450)	$ (17,943)

Amounts recognized in accumulated other comprehensive loss consist of:

	Pension Benefits	Medical Benefits
Prior service cost (benefit)	$ 5	$ (1,915)
Net loss	23,037	3,266
Net amount recognized	$ 23,042	$ 1,351

The accumulated benefit obligation for the defined benefit pension plan was $53,187 at December 31, 2012. The change in minimum liability debited to other comprehensive loss for the pension plan for the year ended December 31, 2012, is $10,777. The change in minimum liability credited to other comprehensive loss for the medical plan for the year ended December 31, 2012 is $590. The Company expects to contribute $855 to its pension plan and $208 to its medical plan in 2013.

Amounts expected to be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year:

	Pension Benefits	Medical Benefits
Expected amortization of prior service credit	$ 1	$ (72)
Expected amortization of net loss	1,043	165

Weighted-average assumptions used to determine benefit obligations at December 31, 2012, are as follows:

	Pension Benefits	Medical Benefits
Discount rate	4.00 %	4.25 %
Rate of compensation increase	4.00 %	4.00 %

Weighted-average assumptions used to determine the net periodic cost at the beginning of the period ended December 31, 2012, are as follows:

	Pension Benefits	Medical Benefits
Discount rate	4.50 %	4.50 %
Expected long-term return on plan assets	6.00 %	N/A
Rate of compensation increase	4.00 %	4.00 %

For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2012 decreasing to 6% for 2020 and beyond.

The Company's pension plan weighted-average asset allocation, by asset category, at December 31, 2012, is as follows:

Asset Category	Target Allocation	Plan Assets
Equity securities	50% +/- 5%	48.5 %
Debt securities	50% +/- 5%	46.0
Money market securities	5% +/- 5%	5.5
Total		100.0 %

The expected long-term rate of return for the Plan's assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation of each class. Based on respective market indices, over the long-term, equity securities are expected to return 7%–9%, debt securities are expected to return 2%-4%%, and money market securities are expected to return 0%–1%. The pension committee regularly monitors investment performance and target allocation ranges, and has discretion to make changes as deemed appropriate.

The following benefit payments, which reflect expected future service, are expected to be paid:

Years Ending December 31	Pension Benefits	Medical Benefits
2013	$ 1,007	$ 208
2014	1,154	261
2015	1,271	296
2016	1,439	357
2017	1,558	420
2018–2022	9,825	3,092

The Plan's assets, excluding net interest and securities payable, that are carried at fair value as of December 31, 2012, are as follows:

	Plan Assets at Fair Value			
Type of Instrument	**Level 1**	**Level 2**	**Level 3**	**Total**
Common stock	$ 3,252	$ 340	$ -	$ 3,592
Corporate bonds (1)	-	4,076	25	4,101
Government bonds (2)	-	123	-	123
Municipal bonds (3)	-	998	-	998
Common collective trusts (4)	-	1,764	-	1,764
Mutual funds	9,943	-	-	9,943
Limited partnership (5)	-	-	2,218	2,218
Asset backed securities (6)	-	535	11	546
Treasuries (7)	-	2,640	-	2,640
Mortgage backed securities (8)	-	6,552	-	6,552
Total investments	$ 13,195	$ 17,028	$ 2,254	$ 32,477

(1) Corporate bonds are valued using a compilation of observable market information or broker quotes based on yields, spreads, and reported trades and other information available on comparable securities of issuers with similar credit ratings.

(2) Government bonds are valued using a compilation of observable market information or broker quotes based on yields, spreads, reported trades, treasury or floating index benchmarks, cash flows, and prepayment speeds

(3) Municipal bonds are valued using a compilation of observable market information or broker quotes based on yields, spreads, reported trades, sector curves, rating updates, prepayment schedules, material events and reported changes.

(4) Common collective trusts are valued using the daily NAV, based on the fair value of the underlying securities.

(5) Limited partnership is valued using the month-end NAV, based on its proportionate share of the limited partnership's NAV as recorded in the limited partnership's financial statements. The limited partnership's NAV is based on the fair value of its underlying securities and other assets less liabilities.

(6) Asset backed securities are valued using a compilation of observable market information or broker quotes based on yields, spreads, swap curves, yield to worst convention, prepayment speeds, cash flows, rating updates, collateral performance and collateral type.

(7) Treasuries are valued using a compilation of observable market information or broker quotes based on yields, spreads, reported trades, treasury or floating index benchmarks.

(8) Mortgage backed securities are valued using a compilation of observable market information or broker quotes based on yields, spreads, swap curves, IO/PO strips or floating index, yield to worst convention, prepayment speeds, cash flows, rating updates, collateral performance and collateral type.

Limited Investment Partnership Redemptions — The Plan has an investment in a Limited Partnership which is valued at NAV. This investment can be withdrawn by the Plan at NAV within 180 days of the measurement date, with at least 75 days written notice.

The Allen & Company 401(k) Savings Plan — The Company also has a non-contributory defined contribution 401(k) plan in which all eligible employees of the Company are immediately enrolled upon being hired. Participants may contribute up to 100% of gross wages on a before-tax basis, limited to a maximum amount in any calendar year, as adjusted annually pursuant to Section 402(g) of the Internal Revenue Code. All costs of administering the plan are borne by the Company.

Effective January 1, 2009, the Company instituted a contribution matching program as part of the 401(k) plan, which is applicable to all eligible employees who were hired or re-hired on or after January 1, 2009.

4. INCOME TAXES

Income taxes are accounted for in accordance with ASC 740 which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company did not have any unrecognized tax benefits or liabilities resulting from tax positions related to either the year ended December 31, 2012, or prior periods. The Company does not expect any change in unrecognized tax benefits or liabilities within the next year.

The Member has elected to be taxed as a partnership for income tax purposes. Therefore the Company has no Federal or state income tax liability. The Federal and state income tax liability is paid by members of the Member.

The Member is subject to New York City Unincorporated Business Tax (UBT) on net taxable income. The Company has been allocated UBT for financial statement purposes based on its net taxable income. The major sources of temporary differences for which a deferred tax asset of $1,288 has been recorded are post-retirement benefits, unrealized gains and losses, and difference in tax bases of partnership investments.

ACAL is subject to UK corporation income tax on net taxable income.

5. RELATED PARTY TRANSACTIONS

Substantially all of the receivables from affiliates relates to amounts due from ACI in connection with disbursements made on its behalf. Payables to affiliates primarily represent amounts collected on behalf of affiliates.

6. COMMITMENTS AND CONTINGENCIES

Lease Obligations — The Company's future minimum rental payments required under leases for New York office space and London office space that have remaining non-cancelable terms of one year or more at December 31, 2012, which expire July 31, 2017, and November 23, 2014, respectively, are presented below:

Years Ending December 31	Total
2013	$ 4,520
2014	4,140
2015	3,851
2016	3,851
2017	2,246
2018 and thereafter	-
Total	$ 18,608

The leases contain provisions for escalation based on certain increases in costs incurred by the lessor.

Letter of Credit — The Company has an unfunded commitment to an investment which is secured by a $920 letter of credit with a well-recognized financial institution, which expires November 16, 2013. The letter of credit is collateralized with a money market fund held at that financial institution and is automatically renewed on a yearly basis unless otherwise advised by the Company.

Unfunded Commitments — At December 31, 2012, the Company had total unfunded commitments to various private companies and limited partnerships in the amount of $11,638.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Net Capital Requirements of Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital of the greater of 2 percent of Aggregate Debits or $250 as defined by the Rule. The Company has elected to use the alternative method permitted by the Rule. At December 31, 2012, the Company had net capital of $111,544, which was $111,294 in excess of the minimum required net capital of $250.

8. SUBSEQUENT EVENTS

Subsequent to December 31, 2012, the Company made distributions to its Member amounting to $22,812. Management has considered the effects of events occurring after the date of the Company's consolidated financial statement through the date the consolidated financial statement was available to be issued on February 28, 2013.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2013

Allen & Company LLC
711 Fifth Avenue
New York, NY 10022

In planning and performing our audit of the consolidated financial statements of Allen & Company LLC and subsidiary (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 28, 2013, and such report expressed an unqualified opinion on those consolidated financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP